UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-41884

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18, Genesis Close, George Town,

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Item 5.02 – Departure of Directors or Certain Officers

On January 27, 2026, the Board of Directors of SRIVARU Holding Limited (the “Company”) accepted the resignation of Mohanraj Ramasamy as Chief Executive Officer of the Company, effective January 31, 2026.

The resignation was tendered in light of the Company’s ongoing evaluation of strategic, financing, and restructuring alternatives and its focus on expense discipline and capital preservation. The resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Mr. Ramasamy will continue to serve as a Director of the Company and will remain available to support governance continuity and strategic matters as needed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: February 2, 2026	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Director